September 10, 2004

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3-2
450 5th Street, N.W.
Washington, D.C. 20549

Re: SEC File No. 82-5175
Nippon Steel Corporation (the "Company")
<u>Rule 12g3-2(b) Exemption: Documents</u>

Dear Sir/Madam:

1. This information is being furnished pursuant to Rule 12g3-2(b). Included is all information since our last correspondence to you under Rule 12g3-2(b) required to be furnished pursuant to Rule 12g3-2(b)(1)(iii). Enclosed herewith is our financial information posted on our website which is English language version required to be submitted pursuant to Rule 12g3-2(b).

2. The information enclosed herewith is being furnished to the Commission pursuant to Rule 12g3-2(b)(1)(iii). In accordance with Rule 12g3-2(b)(4) and Rule 12g3-2(b)(5), the information furnished herewith is being furnished with the understanding that it shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of the Exchange Act and that neither this letter nor the information enclosed herewith pursuant to Rule 12g3-2(b)(1)(iii) shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

3. Should you have any questions in connection with this submission, please do not hesitate to contact Robert G. DeLaMater, Andrew W. Winden or Bradley K. Edmister of Sullivan & Cromwell, 125 Broad Street, New York, New York 10004-2498, (telephone: 212-558-4000; facsimile: 212-558-3588).

Very truly yours,

Nippon Steel Corporation

By Yoshihiro Hosokawa
Name: Yoshihiro Hosokawa
Title: Manager, General Administration Division

9/14

(Enclosure)

cc: Robert G. DeLaMater, Esq.
Margaret K. Pfeiffer, Esq.
Andrew W. Winden, Esq.
Bradley K. Edmister, Esq.
(Sullivan & Cromwell)

File No. 82-5175

News Release

Outlook on fiscal 2004 (April 1,2004-March 31,2005) September 9.2004

《 more... 》

inquiry about contents or profile of Nippon Steel fax:81-3-3275-5607

File No. 82-5175

September 9, 2004

Listed company name: Nippon Steel Corporation
(URL http://www.nsc.co.jp/)
Representative: Akio Mimura, Representative Director and President
(Code No.: 5401; Tokyo, Osaka, Nagoya, Fukuoka and Sapporo Stock Exchanges)
Contact: Tatsuro Shirasu, General Manager, Public Relations Center
(Tel: 81-3-3275-5014)

Forecast for Consolidated Operating Performance in First Half of Fiscal 2004 and Interim Dividends, and Full-year Forecast

The forecast for consolidated operating performance for the first half of fiscal 2004 (April 1, 2004 to September 30, 2004) and interim dividends, and full-year forecast are outlined below. Nippon Steel would like to seek the understanding of the shareholders on the Board decision made today not to declare an interim dividend for the first half of fiscal 2004.

1. Forecast for Consolidated Operating Performance in First Half of Fiscal 2004 (April 1, 2004 to September 30, 2004)

(Unit: ¥billion)

	Net sales	Operating profit	Ordinary profit	Net income
Latest forecast (A)	1,490	125	115	70
Previous forecast (B)	1,440	85	65	30
Increase/Decrease (A–B)	+50	+40	+50	+40
% change	+3%	+47%	+77%	+133%
(Reference) Results of previous year	1,336.9	89.0	68.1	36.7

*** Forecast for Non-Consolidated Operating Performance in First Half of Fiscal 2004 (April 1, 2004 to September 30, 2004)**

(Unit: ¥billion)

	Net sales	Operating profit	Ordinary profit	Net income
Latest forecast (A)	940	85	75	45
Previous forecast (B)	900	75	55	30
Increase/Decrease (A–B)	+40	+10	+20	+15
% change	+4%	+13%	+36%	+50%
(Reference) Results of previous year	882.9	67.7	47.1	17.5

2. Forecast for Consolidated Operating Performance in First Half of Fiscal 2004 and the Decision Not to Declare Interim Dividends, and Full-year Forecast

Forecast for Consolidated Operating Performance in First Half of Fiscal 2004 and the Decision Not to Declare Interim Dividends

The Japanese economy continues to show a steady recovery in this first half of fiscal 2004 led by recovery in private capital investment and personal consumption; the Japanese government has made an upward revision to 3.5% in its forecast of the nation's real economic growth for this year.

In the steelmaking and steel fabrication sector, domestic demand for steel by manufacturing industries shows strong growth in automobiles and shipbuilding and further in each other sector, including industrial machinery and electrical machinery. In the construction market, while public civil engineering has continued to level off, building construction in the private sector is rebounding, buttressed by enhanced domestic production bases for high value-added products in such manufacturing areas as the digital home electric appliance industry. As a result, domestic consumption of steel products is expected to significantly exceed that of the previous fiscal year and is forecasted in fiscal 2004 to surpass 70 million tons for the first time in four years.

In overseas markets, favorable economic development is expected throughout all of East Asia. The real economic growth rate in China from April to June 2004 was 9.6% (compared to the corresponding period in 2003) and continued stable growth in the Chinese economy is anticipated as a result of government policies to curb excess investments. Meanwhile, a bipolar trend in sales pricing has become apparent in China—while sales prices for general-use steel products temporarily dropped only to rally after bottoming out, prices remain firm for high value-added products, the mainstay of Nippon Steel exports to China.

As for the cost of raw materials and freight, prices for scrap and freight temporarily declined but then turned upward again due to feverishly expanding demand for raw materials in East Asia (particularly China).

In such an operating environment, Nippon Steel is determined to optimize its efforts to secure production and shipping that will meet the growing demand from both domestic and overseas markets and at the same time promote continued efforts to improve pricing.

The engineering and construction sector continues to face unfavorable operating results that are caused by decreases in the volume of domestic public works and a rise in material costs. Given this operating environment, the engineering and construction sector is strenuously seeking orders including those for overseas projects in the field of civil engineering and marine construction and energy. In the urban development sector, market competition is becoming fierce even though demand remains firm for large-scale, high-rise housing projects in the Tokyo metropolitan area. Due to a reactionary decline attributable to favorable operating results in the previous year, this sector is forecasted to post a decrease in both sales and profits for the first half of this year. In the chemicals and nonferrous materials sector, the spiraling cost of raw materials for chemicals such as styrene monomers has been offset by improvements in sales price. Also, both the production and sale of ESPANEX—an adhesive-free copper-clad laminated sheet for flexible printed circuit boards—have improved due to the stable operation of additional manufacturing facilities. As a result, this sector shows steady profit performance. In the system solutions sector, an all-out effort is being made to link emerging inquiries from users with the receipt of orders.

Pursuant to the foregoing, the consolidated operating results for the first half of fiscal 2004 are forecasted as follows (approximate figures): sales of ¥1,490 billion, operating profits of ¥125 billion, ordinary profits of ¥115 billion and a net income of ¥70 billion. On a non-consolidated basis, the projected results for the first half of fiscal 2004 are as follows (approximate figures): sales of ¥940 billion, operating profits of ¥85 billion, ordinary profits of ¥75 billion and a net income of ¥45 billion.

In light of the operating environment described above, Nippon Steel has decided not to declare an interim dividend for the first half of fiscal 2004 so as to determine possible declaration of dividends based on our financial structure at the end of this fiscal 2004 and the forecast for our operating performance thereafter.

Forecast for Full-year Consolidated Operating Performance

In the steelmaking and steel fabrication sector, firm demand for steel is expected to continue through the second half of this fiscal year in each of the manufacturing industries, including automobiles and shipbuilding. Further, steel demand for construction will also grow in response to a recovery in private equipment investment and to seasonal factors as well. As a result, domestic steel consumption in the second half of fiscal 2004 is expected to show gains over the first half. In overseas markets, although steel demand

from China and other East Asian nations is also expected to remain firm, the effect of the Chinese government policies to curb excess investments and the market trends in the United States, the cost of raw materials and fuels (mainly crude oil) and freight and the exchange rate fluctuations need to be carefully observed. In an operating environment described above, Nippon Steel is determined to optimize its efforts to secure production and shipping that will meet the growing demand from both domestic and overseas markets and at the same time promote continued efforts to improve pricing.

In other operating sectors, Nippon Steel is striving to link the nation's business recovery with the receipt of orders and improvements in sales price. At the same time, maximum effort is being made to improve profitability in every business sector, thereby enhancing profitability and other operating returns for Nippon Steel and all its group companies.

As a result of the foregoing, the consolidated operating results for fiscal 2004 are forecasted as follows (approximate figures): sales of ¥3,280 billion, operating profits of ¥330 billion, ordinary profits of ¥300 billion and a net income of ¥170 billion. On a non-consolidated basis, the projected results for fiscal 2004 are forecasted as follows (approximate figures): sales of ¥2,080 billion, operating profits of ¥260 billion, ordinary profits of ¥220 billion and a net income of ¥130 billion.

Nippon Steel and its group companies are firmly and collectively resolved to promote consolidated management and to improve our profitability and financial structure in all respects. We at Nippon Steel greatly appreciate the understanding of the shareholders on the conditions that we currently face and look forward to your continued support.

3. Forecast for Consolidated Operating Performance in Fiscal 2004 (April 1, 2004 to March 31, 2005)

(Unit: ¥billion)

	Net sales	Operating profit	Ordinary profit	Net income
Latest forecast (A)	3,280	330	300	170
Previous forecast (B)	3,090	250	200	100
Increase/Decrease (A–B)	+190	+80	+100	+70
% change	+6%	+32%	+50%	+70%
(Reference) Results of previous year	2,925.8	224.4	172.8	41.5

***Forecast for Non-Consolidated Operating Performance in Fiscal 2004 (April 1, 2004 to March 31, 2005)**

(Unit: ¥billion)

	Net sales	Operating profit	Ordinary profit	Net income
Latest forecast (A)	2,080	260	220	130
Previous forecast (B)	1,920	200	150	80
Increase/Decrease (A–B)	+160	+60	+70	+50
% change	+8%	+30%	+47%	+63%
(Reference) Results of previous year	1,861.8	162.9	117.6	31.1

(Note)
The information contained herein does not constitute information for disclosure purposes as stipulated in the Securities and Exchange Law of Japan, and as such, no representation or warranty is made regarding the accuracy or completeness of such information. Furthermore, the forecast and other statements concerning

future outlook contained herein are based on the information available to Nippon Steel at the date of publication and thus are subject to known and unknown risks, uncertainties and other factors. Investors are advised to refrain from making an investment decision based solely on the information presented herein. Nippon Steel expressly disclaims all liability to any party for any damage incurred in connection with any use of the information contained herein.

Nippon Steel Corporation
September 9, 2004

Nippon Steel Corporation
Code No.: 5401
Listings: Tokyo, Osaka, Nagoya, Fukuoka and Sapporo Stock Exchanges
Contact: Tatsuro Shirasu, General Manager, Public Relations Center-Tel: 81-3-3275-5014

Supplementary Information on the Outlook for the First Half of Fiscal 2004

Japanese Steel Industry

1. Crude Steel Production

(millions of tons)

	1st quarter	1st half	2nd half	total
2003 FY	27.93	55.43	55.57	111.00
2004 FY	28.21	* Approx. 56.70		

* estimated figure

2. Inventory Volume

At the end of:	Inventory at manufacturers and distributors (millions of tons)	Inventory /shipment ratio (%)	Rolled sheets *1 (millions of tons)	H-flange beams *2 (millions of tons)
Aug. 2001	6.19	136.3 (Peak)	4.70 (Peak)	0.32
Sep. 2001	6.15	125.4	4.63	0.30
Mar. 2002	5.42	107.6	3.93	0.31
Sep. 2002	5.12	102.2	3.71	0.26
Mar. 2003	5.33	104.0	3.76	0.25
Sep. 2003	5.67	114.1	4.13	0.27
Oct. 2003	5.70	110.1	4.24	0.27
Nov. 2003	5.73	119.7	4.12	0.28
Dec. 2003	5.55	121.4	3.93	0.27
Jan. 2004	5.47	112.6	4.02	0.26
Feb. 2004	5.30	109.5	3.92	0.24
Mar. 2004	5.03	94.8	3.77	0.24
Apr. 2004	5.13	105.5	3.79	0.26
May 2004	5.33	111.8	3.81	0.29
June 2004	5.20	104.5	3.74	0.30
July 2004 *3	5.14	101.0	3.72	0.31

*1 Hot-rolled, cold-rolled and coated sheets

*2 Inventories of distributors dealing with H-flange beams manufactured by Nippon Steel Corporation

*3 Preliminary report

Nippon Steel (Non-consolidated basis)

3. Pig Iron Production (Nippon Steel Corporation and Hokkai Iron & Coke Co., Ltd)

(millions of tons)

	1st quarter	1st half	2nd half	Total
2003 FY	7.41	15.19	15.27	30.45
2004 FY	7.00	* Approx. 14.80		

* estimated figure

4. Crude Steel Production

(Non-consolidated basis)

(millions of tons)

	1st quarter	1st half	2nd half	Total
2003 FY	7.48	15.20	14.94	30.14
2004 FY	7.03	* Approx. 14.80		

* estimated figure

(Consolidated basis)

(millions of tons)

	1st quarter	1st half	2nd half	Total
2003 FY	8.11	16.37	16.35	32.73
2004 FY	7.78	* Approx. 16.25		

* estimated figure

5. Steel Products Shipment

	(millions of tons)		
1st half of 2003 FY	14.50		
2nd half of 2003 FY	14.89	2003 FY total	29.39
1st quarter of 2004 FY	6.94		
1st half of 2004 FY(estimated)	Approx. 14.40		

6. Average Price of Steel Products

	(thousands of yen / ton)		
1st half of 2003 FY	53.2 *		
2nd half of 2003 FY	51.3	average of 2003 FY	52.2 *
1st quarter of 2004 FY	55.9		
1st half of 2004 FY(estimated)	Approx. 58		

* These figures include average price of stainless-steel business that was transferred to Nippon Steel's consolidated subsidiary. Average price of steel products except those of stainless-steel business will be as follows:

1st half of 2003 FY	50.0 thousands of yen / ton
2003 FY total	50.6 thousands of yen / ton

7. Export Ratio of Steel Products (Value basis)

	(%)		
1st half of 2003 FY	31.6		
2nd half of 2003 FY	31.0	average of 2003 FY	31.3
1st quarter of 2004 FY	29.8		
1st half of 2004 FY(estimated)	Approx. 32		

8. Foreign Exchange Rate

	(JPY/USD)		
1st half of 2003 FY	119		
2nd half of 2003 FY	109	average of 2003 FY	114
1st quarter of 2004 FY	109		
1st half of 2004 FY(estimated)	108		

9. Effect on ¥1 Increase in the Value of the JPY against the USD (Non-consolidated basis)

	(billion yen)
1st half of 2003 FY	loss 0.4 (0.4 billion dollars, export surplus)
2nd half of 2003 FY	loss 0.4 (0.4 billion dollars, export surplus)
1st half of 2004 FY(estimated)	loss 0.1 (0.1 billion dollars, export surplus)

10. Unrealized Capital Net Gains or Losses on Shares

(billion yen)

	1st half of 2004 FY(estimated)	At the end of 2003 FY
Consolidated	219.5 (130.8)	217.8 (129.8)
Non-consolidated	208.0 (124.0)	195.7 (116.6)
【Nikkei 225】	【11,022 yen】 (September 3, 2004)	【11,715 yen】 (March 31, 2004)

* Figures in parenthes were after adopting deferred tax accounting.

11.Amount of Capital Expenditure and Depreciation

・Capital Expenditure (billion yen)

	2004 FY (estimated)	2003 FY
Consolidated	155	160
Non-consolidated	110	120

・Depreiation (billions of yen)

	2004 FY (estimated)	2003 FY
Consolidated	185	184
Non-consolidated	135	134